Our File Number: 41163.00001

Writer’s Direct Dial Number: (954) 462-2000

Writer’s Direct Fax Number: (954) 888-2033

Writer’s E-Mail Address: dscileppi@gunster.com

March 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Amanda Ravitz, Assistant Director

Re:	Sensus Healthcare, Inc.

Registration Statement on Form S-1

Filed February 10, 2016

File No. 333-209451

Dear Ms. Ravitz:

On behalf of Sensus Healthcare, Inc. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated February 23, 2016 (the “Comment Letter”) to the Company, we are submitting the following information.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Significant trends and uncertainties impacting our business, page 46

1.	We note your revisions in response to prior comment 12. Please expand to clarify what you mean by “substantially similar” reimbursement rates under alternative codes. Please also revise to clarify the effect of alternative codes being reportable for some, but not all, of your products and services and which of your products and services do not have reportable codes.

RESPONSE: We have revised page 46 of the prospectus to address the Staff’s comment.

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

March 9, 2016

Other Relationships, page 97

2.	Please expand your response to prior comment 31 to clarify how you addressed the last sentence of that comment.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that Neidiger, Tucker, & Brunner, Inc. (“NTB”) only served as placement agent in two private offerings of the Company’s membership units (once in 2013 and once in 2015, prior to the Company’s conversion from a limited liability company to a corporation).  As part of the 2013 private offering, NTB received a warrant as compensation.  The compensation received by NTB for services rendered in both private offerings has been disclosed in the registration statement. The reference to NTB in Exhibit 3.3 was solely due to the fact that warrants were to be issued in connection with the Company’s 2013 private offering. Following that offering, the Company issued warrants to acquire 357 units to NTB as part of the consideration payable to NTB under the placement agent agreement.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.	Refer to our prior comment 34. We note you sell products and services under multiple-element arrangements with separate units of accounting and that in these situations total consideration is allocated to the identified units of accounting based on their relative selling prices. Please revise this note to disclose whether you use vendor-specific objective evidence, third-party evidence, or estimated selling price to determine the selling price for the significant deliverables as well as your basis for the method used. Refer to ASC 605-25-50-2.e.

RESPONSE: The Company has considered ASC 605-25-50-2.e. and had added appropriate disclosure to Note 1 – Revenue Recognition.

Exhibits

4.	Please file as an exhibit the January 2016 default waiver.

RESPONSE: The Company received a waiver by e-mail in January 2016 followed by a formal written waiver, which was entered into in February 2016. The formal written waiver from February 2016 has been filed as an exhibit to Amendment No. 1 to the Company’s registration statement.

U.S. Securities and Exchange Commission

March 9, 2016

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 713-6433.

Very truly yours,

/s/ David C. Scileppi
David C. Scileppi

cc:	Daniel Morris, U.S. Securities and Exchange Commission

Eric Atallah, U.S. Securities and Exchange Commission

Geoff Kruczek, U.S. Securities and Exchange Commission

Jay Webb, U.S. Securities and Exchange Commission

Joseph C. Sardano, Chief Executive Officer, Sensus Healthcare, Inc.

Arthur Levine, Chief Financial Officer, Sensus Healthcare, Inc.

Ivan Blumenthal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Merav Gershtenman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John Gabriel, Marcum LLP

Patrick O’Brien, Marcum LLP

Robert B. Lamm, Gunster

Gustav L. Schmidt, Gunster